Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

December 13, 2011

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L.P.

Registration Statement on Form S-1 (as amended)

File No. 333-176445

Dear Ms. Ransom:

On behalf of Inergy Midstream, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) by letter dated December 12, 2011 and hereby requests that the effective date of the Registration Statement be accelerated to 1:00 p.m., Washington, D.C. time, on December 15, 2011, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 23, 2011, the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR.

Very truly yours,

Inergy Midstream, L.P.

By:	NRGM GP, LLC, its general partner

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr.
Executive Vice President and
Chief Financial Officer

Signature Page to Acceleration Request